    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

                                             1933 ACT REGISTRATION NO. 333-88768
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM N-14

               REGISTRATION STATEMENT
                      UNDER THE
               SECURITIES ACT OF 1933                  [ ]
           PRE-EFFECTIVE AMENDMENT NO. __              [ ]
           POST-EFFECTIVE AMENDMENT NO.  1             [X]

                             ---------------------

                                   VAN KAMPEN
                                 TAX FREE TRUST
 (Exact Name of Registrant as Specified in Agreement and Declaration of Trust)

      1 PARKVIEW PLAZA, PO BOX 5555, OAKBROOK TERRACE, ILLINOIS 60181-5555
                    (Address of Principal Executive Offices)

                        TELEPHONE NUMBER: (630) 684-6000

                             ---------------------

              A. THOMAS SMITH III, ESQ.                                    COPIES TO:
                  MANAGING DIRECTOR                                   WAYNE W. WHALEN, ESQ.
            VAN KAMPEN INVESTMENTS, INC.                              THOMAS A. HALE, ESQ.
           1 PARKVIEW PLAZA, PO BOX 5555,                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
        OAKBROOK TERRACE, ILLINOIS 60181-5555                            333 WEST WACKER
       (Name and Address of Agent for Service)                       CHICAGO, ILLINOIS 60606

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     TITLE OF SECURITIES BEING REGISTERED: COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE. THE REGISTRANT HAS REGISTERED AN INDEFINITE NUMBER OF ITS COMMON SHARES OF BENEFICIAL INTEREST BASED ON SECTION 24(F) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND IS IN A CONTINUOUS OFFERING OF SUCH SHARES UNDER AN EFFECTIVE REGISTRATION STATEMENT (FILE NOS. 2-99715 AND 811-4386). NO FILING FEE IS DUE HEREWITH BECAUSE OF RELIANCE ON SECTION 24(F) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PART C: OTHER INFORMATION

     ITEM 15.  INDEMNIFICATION

     Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware business trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever.

     Reference is made to Article 8, Section 8.4 of the Registrant's Agreement and Declaration of Trust. Article 8, Section 8.4 of the Agreement and Declaration of Trust provides that each officer and trustee of the Registrant shall be indemnified by the Registrant against all liabilities incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which the officer or trustee may be or may have been involved by reason of being or having been an officer or trustee, except that such indemnity shall not protect any such person against a liability to the Registrant or any shareholder thereof to which such person would otherwise be subject by reason of (i) not acting in good faith in the reasonable belief that such person's actions were not in the best interests of the Trust,
(ii) having acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or
(iii) for a criminal proceeding had reasonable cause to believe the conduct was unlawful (collectively, "Disabling Conduct"). Absent a court determination that an officer or trustee seeking indemnification was not liable on the merits or guilty of Disabling Conduct in the conduct of his or her office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent trustees, after review of the facts, that such officer or trustee is not guilty of Disabling Conduct in the conduct of his or her office.

     The Registrant has purchase insurance on behalf of its officers and trustees protecting such persons from liability arising from their activities as officers or trustees of the Registrant. The insurance does not protect or purport to protect such persons from liability to the Registrant or to its shareholders to which such officers or trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

     Conditional advancing of indemnification monies may be made if the trustee or officer undertakes to repay the advance unless it is ultimately that he or she is entitled to the indemnification and only if the following conditions are met: (1) the trustee or officer provides security for the undertaking; (2) the Registrant is insured against losses arising from lawful advances; or (3) a majority of a quorum of the Registrant's disinterested, non-party trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that a recipient of the advance ultimately will be found entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Pursuant to Section 7 of the Distribution and Service Agreement, the Registrant agrees to indemnify and hold harmless Van Kampen Funds Inc. (the "Distributor") and each of its trustees and officers and each person if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim damages or expense (including the reasonable cost of investing or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees) arising by reason of any person acquiring any shares, based upon the ground that the Registration Statement, prospectus, shareholder reports or other information filed or made public by the Registrant (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. The Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. In no case is the indemnity of the Registrant in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Fund or its security holders to which the Distributor or any person against any liability to the Fund or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the agreement.

     Pursuant to the agreement by which Van Kampen Investor Services Inc. ("Investor Services") is appointed transfer agent of the Fund, the Registrant agrees to indemnify and hold Investor Services harmless against any losses, damages, costs, charges, payments, liabilities and expenses (including reasonable counsel fees) arising out of or attributable to:

          (1) the performance of Investor Services under the agreement provided that Investor Services acted in good faith with due diligence and without negligence or willful misconduct.

          (2) reliance by Investor Services on, or reasonable use by, Investor Services of information, records and documents which have been prepared on behalf of, or have been furnished by, the Fund, or the carrying out by Investor Services of any instructions or requests of the Fund.

          (3) the offer or sale of the Fund's shares in violation of any federal or state law or regulation or ruling by any federal agency unless such violation results from any failure by Investor Services to comply with written instructions from the Fund that such offers or sales were not permitted under such law, rule or regulation.

          (4) the refusal of the Fund to comply with terms of the agreement, or the Fund's lack of good faith, negligence or willful misconduct or breach of any representation or warranty made by the Fund under the agreement provided that if the reason for such failure is attributable to any action of the Fund's investment adviser or distributor or any person providing accounting or legal services to the Fund, Investor Services only will be entitled to indemnification if such entity is otherwise entitled to the indemnification from the Fund.

ITEM 16.  EXHIBITS

 (1)  (a)     Agreement and Declaration of Trust(1)
      (b)     Certificate of Amendment(10)
      (c)     Second Amended and Restated Certificate of Designation for:
              (i) Van Kampen Insured Tax Free Income Fund(10)
              (ii) Van Kampen California Insured Tax Free Fund(10)
              (iii) Van Kampen Municipal Income Fund(10)
              (iv) Van Kampen Florida Insured Tax Free Income Fund(10)
              (v) Van Kampen New York Tax Free Income Fund(10)
              (vi) Van Kampen Michigan Tax Free Income Fund(10)
              (vii) Van Kampen Missouri Tax Free Income Fund(10)
              (viii) Van Kampen Ohio Tax Free Income Fund(10)
              Third Amended and Restated Certificate of Designation for:
              (ix) Van Kampen Intermediate Term Municipal Income Fund(10)
              (x) Van Kampen California Municipal Income Fund(13)
              (xi) Van Kampen Strategic Municipal Income Fund(15)
 (2)          By-Laws(1)
 (3)          Not Applicable
 (4)          Agreement and Plan of Reorganization (included as Appendix A to the Reorganization SAI)

 (5)          Specimen Certificate of Share of Beneficial Interest of:
              (i) Van Kampen Insured Tax Free Income Fund(1)
              (ii) Van Kampen Strategic Municipal Income Fund(1)
              (iii) Van Kampen California Insured Tax Free Fund(1)
              (iv) Van Kampen Municipal Income Fund(1)
              (v) Van Kampen Intermediate Term Municipal Income Fund(1)
              (vi) Van Kampen Florida Insured Tax Free Income Fund(1)
              (vii) Van Kampen New York Tax Free Income Fund(1)
              (viii) Van Kampen California Municipal Income Fund(13)
              (ix) Van Kampen Michigan Tax Free Income Fund(2)
              (x) Van Kampen Missouri Tax Free Income Fund(2)
              (xi) Van Kampen Ohio Tax Free Income Fund(2)
 (6)          Investment Advisory Agreement for:
              (i) Van Kampen Insured Tax Free Income Fund(3)
              (ii) Van Kampen Strategic Municipal Income Fund(3)
              (iii) Van Kampen California Insured Tax Free Fund(3)
              (iv) Van Kampen Municipal Income Fund(3)
              (v) Van Kampen Intermediate Term Municipal Income Fund(3)
              (vi) Van Kampen Florida Insured Tax Free Income Fund(3)
              (vii) Van Kampen New York Tax Free Income Fund(3)
              (viii) Van Kampen California Municipal Income Fund(13)
              (ix) Van Kampen Michigan Tax Free Income Fund(2)
              (x) Van Kampen Missouri Tax Free Income Fund(2)
              (xi) Van Kampen Ohio Tax Free Income Fund(2)
 (7)  (a)     Distribution and Service Agreement for:
              (i) Van Kampen Insured Tax Free Income Fund(3)
              (ii) Van Kampen Strategic Municipal Income Fund(3)
              (iii) Van Kampen California Insured Tax Free Fund(3)
              (iv) Van Kampen Municipal Income Fund(3)
              (v) Van Kampen Intermediate Term Municipal Income Fund(3)
              (vi) Van Kampen Florida Insured Tax Free Income Fund(3)
              (vii) Van Kampen New York Tax Free Income Fund(3)
              (viii) Van Kampen California Municipal Income Fund(13)
              (ix) Van Kampen Michigan Tax Free Income Fund(2)
              (x) Van Kampen Missouri Tax Free Income Fund(2)
              (xi) Van Kampen Ohio Tax Free Income Fund(2)
      (b)     Form of Dealer Agreement(4)
      (c)     Form of Broker Fully Disclosed Selling Agreement(4)
      (d)     Form of Bank Fully Disclosed Selling Agreement(4)
 (8)  (a)     Form of Trustee Deferred Compensation Plan(11)
      (b)     Form of Trustee Retirement Plan(11)
 (9)  (a)(1)  Custodian Contract for:
              (i) Van Kampen Insured Tax Free Income Fund(5)
              (ii) Van Kampen Strategic Municipal Income Fund(5)
              (iii) Van Kampen California Insured Tax Free Fund(5)
              (iv) Van Kampen Municipal Income Fund(5) and (6)
              (v) Van Kampen Intermediate Term Municipal Income Fund(5)
              (vi) Van Kampen Florida Insured Tax Free Income Fund(5)
              (vii) Van Kampen New York Tax Free Income Fund(5)
              (viii) Van Kampen California Municipal Income Fund(2) and
                (5)
              (ix) Van Kampen Michigan Tax Free Income Fund(2) and (7)
              (x) Van Kampen Missouri Tax Free Income Fund(2) and (7)
              (xi) Van Kampen Ohio Tax Free Income Fund(2) and (7)

           (2)        Amendment to Custodian Contract(15)
           (b)        Transfer Agency and Service Agreement(5)
     (10)  (a)        Plan of Distribution Pursuant to Rule 12b-1 for:
                      (i) Van Kampen Insured Tax Free Income Fund(1)
                      (ii) Van Kampen Strategic Municipal Income Fund(1)
                      (iii) Van Kampen California Insured Tax Free Fund(1)
                      (iv) Van Kampen Municipal Income Fund(1)
                      (v) Van Kampen Intermediate Term Municipal Income Fund(1)
                      (vi) Van Kampen Florida Insured Tax Free Income Fund(1)
                      (vii) Van Kampen New York Tax Free Income Fund(1)
                      (viii) Van Kampen California Municipal Income Fund(13)
                      (ix) Van Kampen Michigan Tax Free Income Fund(2)
                      (x) Van Kampen Missouri Tax Free Income Fund(2)
                      (xi) Van Kampen Ohio Tax Free Income Fund(2)
           (b)        Form of Shareholder Assistance Agreement(4)
           (c)        Form of Administrative Services Agreement(4)
           (d)        Service Plan for:
                      (i) Van Kampen Insured Tax Free Income Fund(1)
                      (ii) Van Kampen Strategic Municipal Income Fund(1)
                      (iii) Van Kampen California Insured Tax Free Fund(1)
                      (iv) Van Kampen Municipal Income Fund(1)
                      (v) Van Kampen Intermediate Term Municipal Income Fund(1)
                      (vi) Van Kampen Florida Insured Tax Free Income Fund(1)
                      (vii) Van Kampen New York Tax Free Income Fund(1)
                      (viii) Van Kampen California Municipal Income Fund(13)
                      (ix) Van Kampen Michigan Tax Free Income Fund(2)
                      (x) Van Kampen Missouri Tax Free Income Fund(2)
                      (xi) Van Kampen Ohio Tax Free Income Fund(2)
     (11)  (a)        Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois) for:
                      (i) Van Kampen Insured Tax Free Income Fund(17)
                      (ii) Van Kampen Strategic Municipal Income Fund(8)
                      (iii) Van Kampen California Insured Tax Free Fund(8)
                      (iv) Van Kampen Municipal Income Fund(8)
                      (v) Van Kampen Intermediate Term Municipal Income Fund(8)
                      (vi) Van Kampen Florida Insured Tax Free Income Fund(8)
                      (vii) Van Kampen New York Tax Free Income Fund(8)
                      (viii) Van Kampen California Municipal Income Fund(13)
           (b)        Consent of Skadden, Arps, Slate, Meagher and Flom (Illinois)(17)
     (12)             Tax Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois) relating to the Reorganization+
     (13)  (a)        Fund Accounting Agreement(5)
           (b)        Legal Services Agreement(3)
     (14)  (a)        Consent of KPMG LLP(17)
           (b)        Consent of Ernst & Young LLP(17)
     (15)             Not Applicable
     (16)             Power of Attorney(15)
     (17)  (a)        Form of Proxy Card for Target Fund(16)
           (b)        Prospectus of Target Fund(17)

---------------
 (1) Incorporated herein by reference to Post-Effective Amendment No. 39 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on April 29, 1996.
 (2) Incorporated herein by reference to Post-Effective Amendment No. 31 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on September 30, 1994.

 (3) Incorporated herein by reference to Post-Effective Amendment No. 41 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on April 30, 1998.
 (4) Incorporated herein by reference to Post-Effective Amendment No. 37 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on August 1, 1995.
 (5) Incorporated herein by reference to Post-Effective Amendment No. 50 to Van Kampen American Capital Comstock Fund, File No. 2-27778 filed on April 27, 1998.
 (6) Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed May 25, 1990.
 (7) Incorporated herein by reference to Post-Effective Amendment No. 6 to Registrant's Registration on Form N-1A, File Number 2-99715, filed February 22, 1988.
 (8) Incorporated herein by reference to Post-Effective Amendment No. 40 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on April 29, 1997.
 (9) Incorporated herein by reference to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed August 15, 1985.
(10) Incorporated herein by reference to Post-Effective Amendment No. 42 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on November 25, 1998.
(11) Incorporated herein by reference to Post-Effective Amendment No. 44 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on January 7, 2000.
(12) Incorporated herein by reference to Post-Effective Amendment No. 45 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on January 28, 1999.
(13) Incorporated herein by reference to Post-Effective Amendment No. 46 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on March 7, 2000.
(14) Incorporated herein by reference to Post-Effective Amendment No. 47 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on January 26, 2001.
(15) Incorporated herein by reference to Post-Effective Amendment No. 49 to Registrant's Registration Statement on Form N-1A, File Number 2-99715, filed on January 25, 2002.
(16) Incorporated herein by reference to Registrant's Registration Statement on Form N-14 filed on May 21, 2002.
(17) Incorporated herein by reference to Registrant's Registration Statement on Form N-14 filed on June 24, 2002.

  + Filed herewith.

ITEM 17.  UNDERTAKINGS.

     (1) The undersigned registrant agrees that prior to any public re-offering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the re-offering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees that, if the Reorganization discussed in the registration statement closes, the Registrant shall file with the Securities and Exchange Commission by post-effective amendment an opinion of counsel supporting the tax matters discussed in the registration statement.

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON BEHALF OF THE REGISTRANT IN THE CITY OF OAKBROOK TERRACE AND STATE OF ILLINOIS, ON THE 24TH DAY OF OCTOBER 2002.

                                          VAN KAMPEN TAX FREE TRUST

                                          By       /s/ SARA L. BADLER
                                            ------------------------------------
                                                       Sara L. Badler
                                                    Assistant Secretary

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED, ON OCTOBER 24, 2002.

                      SIGNATURE                                              TITLE
                      ---------                                              -----
Principal Executive Officer:

             /s/ RICHARD F. POWERS, III*                 Trustee and President
-----------------------------------------------------
               Richard F. Powers, III

Principal Financial Officer:

                /s/ JOHN L. SULLIVAN*                    Vice President, Treasurer and Chief Financial
-----------------------------------------------------      Officer
                  John L. Sullivan

Trustees:

               /s/ J. MILES BRANAGAN*                    Trustee
-----------------------------------------------------
                  J. Miles Branagan

                /s/ JERRY D. CHOATE*                     Trustee
-----------------------------------------------------
                   Jerry D. Choate

               /s/ LINDA HUTTON HEAGY*                   Trustee
-----------------------------------------------------
                 Linda Hutton Heagy

                /s/ R. CRAIG KENNEDY*                    Trustee
-----------------------------------------------------
                  R. Craig Kennedy

               /s/ MITCHELL M. MERIN*                    Trustee
-----------------------------------------------------
                  Mitchell M. Merin

                 /s/ JACK E. NELSON*                     Trustee
-----------------------------------------------------
                   Jack E. Nelson

                /s/ WAYNE W. WHALEN*                     Trustee and Chairman
-----------------------------------------------------
                   Wayne W. Whalen

               /s/ SUZANNE W. WOOLSEY*                   Trustee
-----------------------------------------------------
                 Suzanne W. Woolsey
------------
* Signed by Sara L. Badler pursuant to a power of attorney.

                 /s/ SARA L. BADLER
-----------------------------------------------------
                   Sara L. Badler
                  Attorney-in-Fact

                       SCHEDULE OF EXHIBITS TO FORM N-14
                           VAN KAMPEN TAX FREE TRUST

EXHIBIT
-------
  12     Tax Opinion of Skadden, Arps, Slate, Meagher & Flom
         (Illinois) relating to the Reorganization